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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         March                                   2006
                          ------------------------------------   ---------------
Commission File Number    000-13727
                          ------------------------------------   ---------------

                            Pan American Silver Corp
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                 (Translation of registrant's name into English)

                1500-625 Howe Street, Vancouver BC Canada V6C 2T6
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                  Form 20-F                      Form 40-F   X
                             ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No  X
                       ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________


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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


         1           Material Change Report, dated March 28, 2006.


This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which became effective upon filing of Amendment No. 1 thereto with the Securities and Exchange Commission on February 10, 2005 (File No.
333-122152)

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                                                                      DOCUMENT 1

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.           Name and Address of Company

                  Pan American Silver Corp. (the "Company")
                  1500 - 625 Howe Street
                  Vancouver, British Columbia  V6C 2T6

ITEM 2.           Date of Material Change

                  March 23, 2006

ITEM 3.           News Release

                  A press release was issued by the Company on March 23, 2006 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.           Summary of Material Change

                  The Company announced that it has received clearance from the Province of Santa Cruz Argentina for the Environmental Impact Assessment on its 100% owned Manantial Espejo silver project and plans to immediately proceed with the development and construction of the mine.

ITEM 5.           Full Description of Material Change

                  The Company announced that it has received clearance from the Province of Santa Cruz Argentina for the Environmental Impact Assessment on its 100% owned Manantial Espejo silver project and plans to immediately proceed with the development and construction of the mine. In addition, the Company also signed an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a sub-connection to Manantial Espejo.

                  The recently completed feasibility study for Manantial Espejo estimates that the project will produce on average 4.3 million ounces of silver and 62,000 ounce of gold annually over a mine life of 8.5 years. Capital costs for the project are expected to be $112.3 million including working capital and normal construction contingencies, plus $18.1 million in Argentine Value Added Tax, which will be refundable once the mine is in production.

                  At the feasibility study price assumptions of US$6.75 per ounce for silver and US$475 per ounce for gold, the mine will generate an undiscounted after tax net present value of $72.6 million, an internal rate of return of 12% and a capital payback of 3.5 years. Average life of mine cash costs will be $0.02 per ounce, net of gold byproduct credits. At today's prices, the undiscounted net present value of the project would be $169 million, the internal rate of return increases to 25% and the capital payback period would be approximately
                  2.3 years.

                  Basic engineering for the project has been initiated and construction is expected to take 18-20 months. Mineralization is concentrated in four zones: the Maria, Karina Union, Melissa and Concepcion deposits, which will be developed using both open pit and underground mining methods. Silver and gold recovery will be by conventional milling and leaching at a rate of 2,000 tonnes per day. The feasibility study estimates that the recovery rates for silver and gold will be 93% and 94%, respectively. The Company is currently exploring financing options for the project.

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
                  *Mineral Reserves and Resources as at December 31, 2005

      ------------------------------------------------------------------------------------------------------------
                                               Tonnes     Grade         Grade                  Silver
                                               (000s)    (g/t Ag)     (g/t Au)                (ounces)
      ------------------------------------------------------------------------------------------------------------
      Proven Mineral Reserves                    2,743        176           2.47                       15,522,000

      Probable Mineral Reserves                  2,848        211           3.18                       19,271,000

      Total                                      5,591        194           2.83                       34,793,000
      ------------------------------------------------------------------------------------------------------------
      Measured Mineral Resources                              108           1.22                        4,248,000
      Indicated Mineral Resources                1,224
                                                              118           1.22                        6,332,000
      Total                                      1,670
                                                 2,894        114           1.22                       10,580,000
      ------------------------------------------------------------------------------------------------------------
      Inferred Mineral Resources                 1,042        133           1.20                        4,468,000
      ------------------------------------------------------------------------------------------------------------

                  *Michael Steinmann, P.Geo., Senior Vice-President Geology and Exploration for Pan American Silver, has estimated the mineral resources and is the Qualified Person for the resources. Martin Wafforn, P.Eng, Director of Mine Engineering for Pan American Silver is the Qualified Person for the proven/probable mineral reserves. The proven and probable reserves were calculated using a silver price of US $6.25 per ounce and a gold price of US $425 per ounce.

ITEM 6.           Reliance on Subsection 7.1(2) or (3) of National Instrument
                  51-102

                  Not applicable.

ITEM 7.           Omitted Information

                  No significant facts have been omitted from this report.

ITEM 8.           Executive Officer

                  Brenda Radies, Vice President Corporate Relations
                  Phone: (604) 684-1175

ITEM 9.           Date of Report

                  March 28, 2006.



                                               /s/ ROBERT PIROOZ
                                               ------------------------
                                               ROBERT PIROOZ,
                                               General Counsel and Secretary


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PAN AMERICAN SILVER CORP.
                                         ---------------------------------------
                                                       (Registrant)

Date:  March 29, 2006                    By:  /S/ ROSS BEATY
       -------------------------              ----------------------------------
                                              Name:  Ross Beaty
                                              Title: Chairman